FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item
  Translation of the notification to the Chilean Securities and Exchange Commission dated April 16, 2004 regarding the renewal of the Board of Directors and designation of Chairman and Deputy Chairman of Compañía de Telecomunicaciones de Chile S.A.

  Translation of the notification to the Chilean Securities and Exchange Commission dated April 16, 2004 regarding the payment of dividends.

Item 1.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

Renewal of the Board of Directors, designation of Chairman and Deputy Chairman of Compañía de Telecomunicaciones de Chile S.A.

On April 15, 2004, the general shareholder's meeting renewed the totality of the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. with the following persons:

Director Alternate Director

Series A Shares Series A Shares

Bruno Philippi Antonio Viana-Baptista

Jose María Alvarez-Pallete Juan Claro

Fernando Bustamante Juan Carlos Ros

Andrés Concha Guillermo Fernández

Felipe Montt Alvaro Clarke

Hernán Cheyre Carlos Díaz

Series B Shares Series B Shares

Luis Cid Alfonso Ferrari

The Board, in an extraordinary session celebrated after the shareholder's meeting, designated as Chairman, Mr. Bruno Philippi and as Deputy Chairman, Mr. José María Alvaréz Pallette.

Reported to the Chilean Securities and Exchange Commission on April 16, 2004.

Item 2.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

Dividend Payment

In accordance to the law, Compañía de Telecomunicaciones de Chile communicates that at the general shareholder's meeting celebrated on April 15, 2004, the distribution of the dividend N 164 to be charged against net income 2003, was approved.

The dividend will be paid as of May 7, 2004 and the amount will be Ch$3.20 per share, before taxes.

The owners of shares registered in DCV Registros S.A. (The Registrant in Chile) at April 30, 2004, will have the right to receive this dividend with the corresponding right under the law.

NOTICE:

  This dividend is charged to net income of fiscal year between January 1 and December 31, 2003. As a reference, the Company has paid a corporate tax rate of 16.5% for net income for the year 2003.

  The gross amount of the dividend is Ch$3.2 per share.

  The owners of shares registered in DCV Registros S.A. at April 30, 2004, will have the right to receive this dividend with the corresponding right under the law.

  The respective announcement will be published in "Diario Financiero" (a local newspaper) on April 26, 2004.

  This dividend will be paid as of May 7, 2004 in the offices of DCV Registros S.A., located in Huérfanos 770, 22 floor, Santiago, from 9:00 A.M. to 2:00 P.M. and from 3:30 P.M. to 5:00 P.M.

  This dividend will be paid to the shareholders who previously present their I.D.. In the case of shareholders who are represented by an agent, shareholders will give the agent a proxy.

  To the shareholders who are represented by an agent, the dividend will be deposited to a checking or saving account in the name of the shareholder or sent by certified mail. This authorization can be provided one time, excepting the case of change of adress or of the accounting number and others.

Reported to the Chilean Securities and Exchange Commission on April 16, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer